
05052816

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
RECEIVED
WASH. D.C.

IMH Assets Corp.
Exact Name of Registrant as Specified in Charter

0001017447
Registrant CIK Number

Form 8-K, April 26, 2005, Series 2005-4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117817
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April  2005

IMH ASSETS CORP.

By: ______________________

Name: Richard J. Johnson

Title: EVP, CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Impac Funding Corporation

MultiFamily Performance Summary

March 25, 2005

		2003-1																
		Balance		Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
				Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	02/25/03	14,422,000.00	14,409,619.62	12,380.38	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	03/25/03	14,409,619.62	14,390,119.72	19,499.90	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
3	04/25/03	14,390,119.72	14,377,578.77	12,540.95	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
4	05/25/03	14,377,578.77	14,362,627.58	14,951.19	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
5	06/25/03	14,362,627.58	14,349,948.37	12,679.21	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
6	07/25/03	14,349,948.37	14,334,862.71	15,085.66	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
7	08/25/03	14,334,862.71	14,322,043.88	12,818.84	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
8	09/25/03	14,322,043.88	14,309,136.61	12,883.24	-	24.02	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
9	10/25/03	14,309,136.61	14,293,804.14	15,308.25	-	24.23	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
10	11/25/03	14,293,804.14	14,280,754.88	13,049.26	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
11	12/25/03	14,280,754.88	14,265,308.58	15,446.31	-	(0.01)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
12	01/25/04	14,265,308.58	14,252,143.18	13,165.40	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
13	02/25/04	14,252,143.18	14,238,884.38	13,231.55	-	27.25	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
14	03/25/04	14,238,884.38	14,220,908.85	17,947.65	-	27.88	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
15	04/25/04	14,220,908.85	13,814,233.81	12,959.71	1	393,715.33	-	2.77%	28.63%	1.91%	-	-	-	0.00%	-	0.00%	-	0.00%
16	05/25/04	13,814,233.81	13,798,918.45	15,287.49	-	27.87	-	0.00%	0.00%	1.79%	-	-	-	0.00%	-	0.00%	-	0.00%
17	06/25/04	13,798,918.45	12,704,821.54	12,040.74	1	1,082,056.17	-	7.85%	62.50%	5.36%	-	-	-	0.00%	-	0.00%	-	0.00%
18	07/25/04	12,704,821.54	12,690,606.30	14,187.36	-	27.88	-	0.00%	0.00%	5.06%	-	-	-	0.00%	-	0.00%	-	0.00%
19	08/25/04	12,690,606.30	10,631,253.45	10,289.57	2	2,049,063.28	-	16.16%	87.94%	9.43%	-	-	-	0.00%	-	0.00%	-	0.00%
20	09/25/04	10,631,253.45	10,620,885.12	10,341.32	-	27.01	-	0.00%	0.00%	8.95%	-	-	-	0.00%	-	0.00%	-	0.00%
21	10/25/04	10,620,885.12	9,144,470.19	10,258.45	1	1,466,156.48	-	13.82%	83.21%	12.49%	-	-	-	0.00%	-	0.00%	-	0.00%
22	11/25/04	9,144,470.19	9,135,652.10	8,791.08	-	27.01	-	0.00%	0.00%	11.92%	-	-	-	0.00%	-	0.00%	-	0.00%
23	12/25/04	9,135,652.10	9,125,272.08	10,353.02	-	27.00	-	0.00%	0.00%	11.40%	-	-	-	0.00%	-	0.00%	-	0.00%
24	01/25/05	9,125,272.08	9,116,355.43	8,889.64	-	27.01	-	0.00%	0.00%	10.93%	-	-	-	0.00%	-	0.00%	-	0.00%
25	02/25/05	9,116,355.43	9,107,393.54	8,935.24	-	26.65	-	0.00%	0.00%	10.49%	-	-	-	0.00%	-	0.00%	-	0.00%
26	03/25/05	9,107,393.54	9,094,073.23	13,348.34	-	(28.03)	-	0.00%	0.00%	10.09%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

March 25, 2005

		2003-4																
					Voluntary Prepayments						Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	04/25/03	12,819,481.59	12,807,675.86	11,805.73	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	05/25/03	12,807,675.86	12,793,790.99	13,884.87	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
3	06/25/03	12,793,790.99	12,781,860.48	11,930.51	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
4	07/25/03	12,781,860.48	12,771,977.89	14,006.22	-	(4,123.63)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
5	08/25/03	12,771,977.89	12,759,960.42	12,035.93	-	(18.46)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
6	09/25/03	12,759,960.42	12,747,866.19	12,094.22	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
7	10/25/03	12,747,866.19	12,733,706.71	14,165.37	-	(5.89)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
8	11/25/03	12,733,706.71	12,721,484.94	12,221.77	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
9	12/25/03	12,721,484.94	12,707,195.50	14,289.44	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
10	01/25/04	12,707,195.50	12,694,844.94	12,350.56	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
11	02/25/04	12,694,844.94	12,682,434.47	12,410.47	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
12	03/25/04	12,682,434.47	12,360,089.80	16,084.76	1	306,259.91	-	2.42%	25.45%	2.12%	-	-	1	4.39%	-	0.00%	-	0.00%
13	04/25/04	12,360,089.80	12,347,833.44	12,256.36	-	-	-	0.00%	0.00%	1.96%	-	-	-	0.00%	-	0.00%	-	0.00%
14	05/25/04	12,347,833.44	12,333,568.69	14,264.75	-	-	-	0.00%	0.00%	1.82%	-	-	-	0.00%	-	0.00%	-	0.00%
15	06/25/04	12,333,568.69	12,321,183.55	12,385.15	-	(0.01)	-	0.00%	0.00%	1.70%	-	-	1	4.39%	-	0.00%	-	0.00%
16	07/25/04	12,321,183.55	12,306,793.57	14,389.99	-	(0.01)	-	0.00%	0.00%	1.59%	-	-	-	0.00%	-	0.00%	-	0.00%
17	08/25/04	12,306,793.57	12,294,278.36	12,515.22	-	(0.01)	-	0.00%	0.00%	1.50%	-	-	-	0.00%	-	0.00%	-	0.00%
18	09/25/04	12,294,278.36	12,281,702.43	12,575.93	-	-	-	0.00%	0.00%	1.41%	-	-	-	0.00%	-	0.00%	-	0.00%
19	10/25/04	12,281,702.43	12,267,126.97	14,575.48	-	(0.02)	-	0.00%	0.00%	1.34%	-	-	-	0.00%	-	0.00%	-	0.00%
20	11/25/04	12,267,126.97	11,808,536.00	12,262.49	1	446,328.48	-	3.64%	35.93%	3.07%	-	-	-	0.00%	-	0.00%	-	0.00%
21	12/25/04	11,808,536.00	11,794,350.98	14,185.02	-	-	-	0.00%	0.00%	2.92%	-	-	-	0.00%	-	0.00%	-	0.00%
22	01/25/05	11,794,350.98	11,781,960.09	12,390.89	-	-	-	0.00%	0.00%	2.79%	-	-	-	0.00%	-	0.00%	-	0.00%
23	02/25/05	11,781,960.09	11,769,509.14	12,450.95	-	-	-	0.00%	0.00%	2.67%	-	-	-	0.00%	-	0.00%	-	0.00%
24	03/25/05	11,769,509.14	11,386,236.65	17,529.49	1	365,743.00	-	3.11%	31.57%	3.87%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

March 25, 2005

		2003-8																
		Balance		Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
				Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	08/25/03	77,192,729.36	77,112,409.65	80,319.71	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	09/25/03	77,112,409.65	75,511,610.07	83,445.19	2	1,517,354.39	-	1.97%	21.24%	10.62%	-	-	-	0.00%	-	0.00%	-	0.00%
3	10/25/03	75,511,610.07	75,425,563.38	90,683.15	-	(4,636.45)	-	0.00%	0.00%	7.08%	-	-	-	0.00%	-	0.00%	-	0.00%
4	11/25/03	75,425,563.38	74,664,503.90	79,308.02	1	681,751.46	-	0.90%	10.33%	7.89%	-	-	-	0.00%	-	0.00%	-	0.00%
5	12/25/03	74,664,503.90	74,574,037.48	90,626.90	-	(160.48)	-	0.00%	0.00%	6.31%	-	-	1	0.64%	-	0.00%	-	0.00%
6	01/25/04	74,574,037.48	74,494,431.02	79,766.98	-	(160.52)	-	0.00%	0.00%	5.26%	-	-	-	0.00%	-	0.00%	-	0.00%
7	02/25/04	74,494,431.02	74,414,101.29	80,123.78	-	205.95	-	0.00%	0.00%	4.51%	-	-	-	0.00%	-	0.00%	-	0.00%
8	03/25/04	74,414,101.29	74,311,554.84	102,340.60	-	205.85	-	0.00%	0.00%	3.95%	-	-	-	0.00%	-	0.00%	-	0.00%
9	04/25/04	74,311,554.84	74,230,400.68	80,948.23	-	205.93	-	0.00%	0.00%	3.51%	-	-	-	0.00%	-	0.00%	-	0.00%
10	05/25/04	74,230,400.68	74,137,980.43	92,213.71	-	206.54	-	0.00%	0.00%	3.16%	-	-	-	0.00%	-	0.00%	-	0.00%
11	06/25/04	74,137,980.43	74,055,988.44	81,729.53	-	262.46	-	0.00%	0.00%	2.87%	-	-	-	0.00%	-	0.00%	-	0.00%
12	07/25/04	74,055,988.44	73,699,713.77	92,655.82	1	263,618.85	-	0.36%	4.19%	2.98%	-	-	-	0.00%	-	0.00%	-	0.00%
13	08/25/04	73,699,713.77	72,235,999.94	80,923.02	2	1,382,790.81	-	1.88%	20.35%	4.32%	-	-	-	0.00%	-	0.00%	-	0.00%
14	09/25/04	72,235,999.94	72,153,517.17	81,286.23	-	1,196.54	-	0.00%	0.02%	4.01%	-	-	-	0.00%	-	0.00%	-	0.00%
15	10/25/04	72,153,517.17	72,060,607.32	92,235.73	-	674.12	-	0.00%	0.01%	3.74%	-	-	-	0.00%	-	0.00%	-	0.00%
16	11/25/04	72,060,607.32	71,549,604.24	81,682.42	1	429,320.66	-	0.60%	6.93%	3.94%	-	-	-	0.00%	-	0.00%	-	0.00%
17	12/25/04	71,549,604.24	71,148,151.81	92,214.92	1	309,237.51	-	0.43%	5.07%	4.01%	-	-	-	0.00%	-	0.00%	-	0.00%
18	01/25/05	71,148,151.81	69,677,849.91	80,556.95	2	1,389,744.95	-	1.96%	21.10%	4.96%	-	-	-	0.00%	-	0.00%	-	0.00%
19	02/25/05	69,677,849.91	67,933,184.40	79,141.20	2	1,665,524.31	-	2.39%	25.22%	6.03%	-	-	-	0.00%	-	0.00%	-	0.00%
20	03/25/05	67,933,184.40	67,174,873.63	108,412.78	2	649,897.99	-	0.96%	10.91%	6.27%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

March 25, 2005

		2003-11																		
		Voluntary Prepayments									Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments		Repurchases	SMM	CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$			Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	11/25/03	88,656,486.33	88,561,349.41	98,765.95	-	(3,629.03)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	12/25/03	88,561,349.41	88,457,506.05	106,146.82	-	(2,303.46)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
3	01/25/04	88,457,506.05	88,364,377.04	93,993.87	-	(864.86)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
4	02/25/04	88,364,377.04	88,268,254.49	94,483.48	-	1,639.07	-	0.00%	0.02%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
5	03/25/04	88,268,254.49	88,148,615.03	119,853.79	-	(214.33)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
6	04/25/04	88,148,615.03	88,051,275.19	95,249.25	-	2,090.59	-	0.00%	0.03%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
7	05/25/04	88,051,275.19	87,944,187.70	108,288.33	-	(1,200.84)	-	0.00%	0.00%	0.01%	-	-	1	0.98%	-	0.00%	-	0.00%
8	06/25/04	87,944,187.70	86,722,231.81	95,183.17	2	1,126,772.72	-	1.28%	14.35%	1.80%	-	-	-	0.00%	-	0.00%	-	0.00%
9	07/25/04	86,722,231.81	86,607,333.63	107,944.41	-	6,953.77	-	0.01%	0.10%	1.61%	-	-	-	0.00%	-	0.00%	-	0.00%
10	08/25/04	86,607,333.63	86,503,900.38	96,120.57	-	7,312.68	-	0.01%	0.10%	1.46%	-	-	-	0.00%	-	0.00%	-	0.00%
11	09/25/04	86,503,900.38	86,402,970.40	96,597.04	-	4,332.94	-	0.01%	0.06%	1.33%	-	-	-	0.00%	-	0.00%	-	0.00%
12	10/25/04	86,402,970.40	82,297,750.23	104,641.86	3	4,000,578.31	-	4.64%	43.42%	4.84%	-	-	-	0.00%	-	0.00%	-	0.00%
13	11/25/04	82,297,750.23	82,199,805.06	93,455.11	-	4,490.06	-	0.01%	0.07%	4.47%	-	-	-	0.00%	-	0.00%	-	0.00%
14	12/25/04	82,199,805.06	80,929,481.94	104,023.10	2	1,166,300.02	-	1.42%	15.78%	5.28%	-	-	-	0.00%	-	0.00%	-	0.00%
15	01/25/05	80,929,481.94	80,835,540.81	93,025.97	-	915.16	-	0.00%	0.01%	4.93%	-	-	-	0.00%	-	0.00%	-	0.00%
16	02/25/05	80,835,540.81	78,652,428.61	91,053.08	2	2,092,059.12	-	2.59%	27.02%	6.31%	-	-	-	0.00%	-	0.00%	-	0.00%
17	03/25/05	78,652,428.61	77,832,937.67	123,525.50	1	695,965.44	-	0.89%	10.13%	6.53%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

March 25, 2005

		2004-3																
		Balance		Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
				Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	04/25/04	59,101,059.24	59,033,327.20	67,732.04	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	05/25/04	59,033,327.20	58,964,756.27	76,720.66	-	(8,149.73)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
3	06/25/04	58,964,756.27	58,346,010.23	67,743.25	1	551,002.79	-	0.94%	10.67%	3.56%	-	-	-	0.00%	-	0.00%	-	0.00%
4	07/25/04	58,346,010.23	58,275,642.59	76,603.06	-	(6,235.42)	-	0.00%	0.00%	2.67%	-	-	-	0.00%	-	0.00%	-	0.00%
5	08/25/04	58,275,642.59	58,218,785.49	64,338.67	-	(7,481.57)	-	0.00%	0.00%	2.13%	-	-	-	0.00%	-	0.00%	-	0.00%
6	09/25/04	58,218,785.49	58,162,246.51	61,041.40	-	(4,502.42)	-	0.00%	0.00%	1.78%	-	-	-	0.00%	-	0.00%	-	0.00%
7	10/25/04	58,162,246.51	58,092,388.65	68,854.62	-	1,003.24	-	0.00%	0.02%	1.53%	-	-	-	0.00%	-	0.00%	-	0.00%
8	11/25/04	58,092,388.65	58,030,831.50	60,553.75	-	1,003.40	-	0.00%	0.02%	1.34%	-	-	-	0.00%	-	0.00%	-	0.00%
9	12/25/04	58,030,831.50	57,955,694.36	69,434.27	-	5,702.87	-	0.01%	0.12%	1.20%	-	-	-	0.00%	-	0.00%	-	0.00%
10	01/25/05	57,955,694.36	57,893,414.06	61,179.77	-	1,100.53	-	0.00%	0.02%	1.08%	-	-	-	0.00%	-	0.00%	-	0.00%
11	02/25/05	57,893,414.06	57,832,343.40	60,293.38	-	777.28	-	0.00%	0.02%	0.99%	-	-	-	0.00%	-	0.00%	-	0.00%
12	03/25/05	57,832,343.40	57,745,680.01	85,636.52	-	1,026.87	-	0.00%	0.02%	0.91%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

March 25, 2005

		2004-5																		
		Balance		Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
				Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	06/25/04	100,280,208.50	100,176,419.93	103,788.15	-	0.42	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2	07/25/04	100,176,419.93	100,060,706.44	118,257.07	-	(2,543.58)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
3	08/25/04	100,060,706.44	99,951,198.06	104,634.67	-	4,873.71	-	0.00%	0.06%	0.02%	-	-	-	0.00%	-	0.00%	-	0.00%
4	09/25/04	99,951,198.06	99,846,305.30	104,780.68	-	112.08	-	0.00%	0.00%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
5	10/25/04	99,846,305.30	99,726,328.05	119,526.58	-	450.67	-	0.00%	0.01%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
6	11/25/04	99,726,328.05	99,620,108.13	105,694.56	-	525.36	-	0.00%	0.01%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
7	12/25/04	99,620,108.13	99,499,355.24	120,516.51	-	236.38	-	0.00%	0.00%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
8	01/25/05	99,499,355.24	99,392,353.95	106,702.94	-	298.35	-	0.00%	0.00%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
9	02/25/05	99,392,353.95	99,285,630.03	106,456.41	-	267.51	-	0.00%	0.00%	0.01%	-	-	-	0.00%	-	0.00%	-	0.00%
10	03/25/05	99,285,630.03	95,161,920.93	144,115.84	4	3,979,593.26	-	4.01%	38.84%	3.89%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

March 25, 2005

Period	Date	2004-8																		
				Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
		Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	10/25/04	100,999,397.97	100,881,560.21	103,672.37	-	-	-	0.00%	0.00%	3.54%	-	-	-	0.00%	-	0.00%	-	0.00%
2	11/25/04	100,881,560.21	100,748,684.53	117,837.76	-	29,203.31	-	0.03%	0.35%	3.27%	-	-	-	0.00%	-	0.00%	-	0.00%
3	12/25/04	100,748,684.53	99,723,755.45	118,026.21	1	906,902.87	-	0.90%	10.29%	3.81%	-	-	-	0.00%	-	0.00%	-	0.00%
4	01/25/05	99,723,755.45	98,979,985.63	103,548.46	2	640,221.36	-	0.64%	7.45%	4.07%	-	-	-	0.00%	-	0.00%	-	0.00%
5	02/25/05	99,723,755.45	98,875,974.41	104,011.22	-	-	-	0.00%	0.00%	3.80%	-	-	-	0.00%	-	0.00%	-	0.00%
6	03/25/05	98,979,985.63	98,728,469.26	147,505.15	-	-	-	0.00%	0.00%	3.56%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

March 25, 2005

		2004-10																	
				Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
		Balance		Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
Period	Date	Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1	12/25/04	164,913,484.26	164,718,181.95	196,357.72	-	1,055.41	-	0.00%	0.01%	3.35%	-	-	-	0.00%	-	0.00%	-	0.00%
2	01/25/05	164,718,181.95	164,547,512.89	173,002.92	-	-	-	0.00%	0.00%	3.17%	-	-	-	0.00%	-	0.00%	-	0.00%
3	02/25/05	164,718,181.95	164,375,615.54	173,771.69	-	-	-	0.00%	0.00%	3.00%	-	-	-	0.00%	-	0.00%	-	0.00%
4	03/25/05	164,547,512.89	164,131,409.24	244,206.30	-	-	-	0.00%	0.00%	2.85%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

March 25, 2005

Period	Date	Total																
		Balance		Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
				Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
		Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
1		618,384,847.25	617,700,543.83	674,822.05	-	(2,573.20)	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
2		617,700,543.83	615,474,686.96	708,795.19	2	1,533,560.93	-	0.25%	2.94%	1.47%	-	-	-	0.00%	-	0.00%	-	0.00%
3		615,645,356.02	613,345,958.95	673,324.30	2.00	1,457,278.06	-	0.24%	2.81%	1.92%	-	-	-	0.00%	-	0.00%	-	0.00%
4		448,970,343.41	447,169,297.38	487,681.11	3	1,313,364.92	-	0.29%	3.46%	2.30%	-	-	-	0.00%	-	0.00%	-	0.00%
5		447,913,067.20	446,653,649.25	523,072.30	-	(7,424.17)	-	0.00%	0.00%	1.84%	-	-	###	0.11%	-	0.00%	-	0.00%
6		446,757,660.47	446,139,259.01	516,437.22	-	(2,046.99)	-	0.00%	0.00%	1.53%	-	-	-	0.00%	-	0.00%	-	0.00%
7		347,410,789.75	347,005,783.47	404,767.45	-	238.84	-	0.00%	0.00%	1.32%	-	-	1	0.25%	-	0.00%	-	0.00%
8		347,005,783.47	345,487,593.65	389,885.47	2	1,128,304.34	-	0.33%	3.84%	1.63%	-	-	-	0.00%	-	0.00%	-	0.00%
9		345,487,593.65	345,080,058.34	394,381.01	-	13,154.31	-	0.00%	0.05%	1.45%	-	-	-	0.00%	-	0.00%	-	0.00%
10		345,080,058.34	340,672,815.62	419,029.71	4.00	3,988,213.01	-	1.16%	13.04%	2.61%	-	-	-	0.00%	-	0.00%	-	0.00%
11		245,510,894.69	245,239,045.29	266,476.73	-	5,372.67	-	0.00%	0.03%	2.38%	-	-	-	0.00%	-	0.00%	-	0.00%
12		245,239,045.29	240,355,376.99	312,184.36	5.00	4,571,483.94	-	1.87%	20.24%	3.87%	-	-	###	0.23%	-	0.00%	-	0.00%
13		182,609,696.98	181,022,522.82	199,866.04	2	1,387,308.12	-	0.76%	8.75%	4.24%	-	-	-	0.00%	-	0.00%	-	0.00%
14		181,022,522.82	179,637,476.65	217,521.73	2	1,167,524.44	-	0.65%	7.48%	4.47%	-	-	-	0.00%	-	0.00%	-	0.00%
15		179,637,476.65	179,031,565.49	210,606.56	1	395,304.60	-	0.22%	2.61%	4.35%	-	-	1	0.30%	-	0.00%	-	0.00%
16		179,031,565.49	176,307,744.87	202,412.98	3	2,521,407.64	-	1.41%	15.67%	5.06%	-	-	-	0.00%	-	0.00%	-	0.00%
17		176,307,744.87	173,980,189.38	240,296.38	3.00	2,087,259.11	-	1.19%	13.33%	5.54%	-	-	-	0.00%	-	0.00%	-	0.00%
18		96,147,251.71	94,650,158.64	107,320.24	2	1,389,772.83	-	1.45%	16.05%	6.13%	-	-	-	0.00%	-	0.00%	-	0.00%
19		94,650,158.64	90,831,564.82	104,006.25	4	3,714,587.57	-	3.93%	38.18%	7.81%	-	-	-	0.00%	-	0.00%	-	0.00%
20		90,831,564.82	89,604,294.75	131,016.59	3.00	1,096,253.48	-	1.21%	13.58%	8.10%	-	-	-	0.00%	-	0.00%	-	0.00%
21		22,429,421.12	20,938,821.17	24,443.47	1	1,466,156.48	-	6.54%	55.61%	10.36%	-	-	-	0.00%	-	0.00%	-	0.00%
22		20,938,821.17	20,917,612.19	21,181.97	-	27.01	-	0.00%	0.00%	9.89%	-	-	-	0.00%	-	0.00%	-	0.00%
23		20,917,612.19	20,894,781.22	22,803.97	-	27.00	-	0.00%	0.00%	9.46%	-	-	-	0.00%	-	0.00%	-	0.00%
24		20,894,781.22	20,502,592.08	26,419.13	1.00	365,770.01	-	1.75%	19.12%	9.87%	-	-	-	0.00%	-	0.00%	-	0.00%
25		9,125,272.08	9,116,355.43	8,889.64	-	27.01	-	0.00%	0.00%	9.47%	-	-	-	0.00%	-	0.00%	-	0.00%
26		9,116,355.43	9,107,393.54	8,935.24	-	26.65	-	0.00%	0.00%	9.11%	-	-	-	0.00%	-	0.00%	-	0.00%

Impac Funding Corporation

MultiFamily Performance Summary

March 25, 2005

Period	Date	Total																
		Balance		Voluntary Prepayments							Involuntary Prepapayments		Delinquency					
				Scheduled	Prepayments				CPR			Cumulative	30-59		60-89		90+	
		Beginning	Ending	Amort	#	$	Repurchases	SMM	Current	LTD	Monthly Losses	Losses	#	%	#	%	#	%
	02/25/03	14,422,000.00	14,409,619.62	12,380.38	-	-	-	0.00%	0.00%	0.00%	-	-	-	0.00%	-	0.00%	-	0.00%
	03/25/03	14,409,619.62	14,390,119.72	19,499.90	-	-	-	0.00%	0.00%	6.10%	-	-	-	0.00%	-	0.00%	-	0.00%
	04/25/03	27,209,601.31	27,185,254.63	24,346.68	-	-	-	0.00%	0.00%	6.06%	-	-	-	0.00%	-	0.00%	-	0.00%
	05/25/03	27,185,254.63	27,156,418.57	28,836.06	-	-	-	0.00%	0.00%	6.02%	-	-	-	0.00%	-	0.00%	-	0.00%
	06/25/03	27,156,418.57	27,131,808.85	24,609.72	-	-	-	0.00%	0.00%	5.98%	-	-	-	0.00%	-	0.00%	-	0.00%
	07/25/03	27,131,808.85	27,106,840.60	29,091.88	-	(4,123.63)	-	0.00%	0.00%	5.94%	-	-	-	0.00%	-	0.00%	-	0.00%
	08/25/03	104,299,569.96	104,194,413.95	105,174.48	-	(18.46)	-	0.00%	0.00%	5.90%	-	-	-	0.00%	-	0.00%	-	0.00%
	09/25/03	104,194,413.95	102,568,612.87	108,422.65	2	1,517,378.41	-	1.46%	16.16%	5.96%	-	-	-	0.00%	-	0.00%	-	0.00%
	10/25/03	102,568,612.87	102,453,074.23	120,156.77	-	(4,618.11)	-	0.00%	0.00%	5.93%	-	-	-	0.00%	-	0.00%	-	0.00%
	11/25/03	191,109,560.56	190,228,093.13	203,345.00	1	678,122.43	-	0.36%	4.18%	5.91%	-	-	-	0.00%	-	0.00%	-	0.00%
	12/25/03	190,228,093.13	190,004,047.61	226,509.47	-	(2,463.95)	-	0.00%	0.00%	5.88%	-	-	1	0.00%	-	0.00%	-	0.00%
	01/25/04	190,004,047.61	189,805,796.18	199,276.81	-	(1,025.38)	-	0.00%	0.00%	5.84%	-	-	-	0.00%	-	0.00%	-	0.00%
	02/25/04	189,805,796.18	189,603,674.63	200,249.28	-	1,872.27	-	0.00%	0.01%	5.80%	-	-	-	0.00%	-	0.00%	-	0.00%
	03/25/04	189,603,674.63	189,041,168.52	256,226.80	1	306,279.31	-	0.16%	1.92%	5.78%	-	-	1	0.00%	-	0.00%	-	0.00%
	04/25/04	248,142,227.76	247,477,070.32	269,145.59	1	396,011.85	-	0.16%	1.90%	5.75%	-	-	-	0.00%	-	0.00%	-	0.00%
	05/25/04	247,477,070.32	247,179,411.54	306,774.94	-	(9,116.16)	-	0.00%	0.00%	5.72%	-	-	1	0.00%	-	0.00%	-	0.00%
	06/25/04	347,459,620.04	344,326,655.50	372,869.99	4	2,760,094.55	-	0.80%	9.14%	5.74%	-	-	1	0.00%	-	0.00%	-	0.00%
	07/25/04	344,326,655.50	343,640,796.30	424,037.71	1	261,821.49	-	0.08%	0.91%	5.71%	-	-	-	0.00%	-	0.00%	-	0.00%
	08/25/04	343,640,796.30	339,835,415.68	368,821.72	4	3,436,558.90	-	1.00%	11.37%	5.74%	-	-	-	0.00%	-	0.00%	-	0.00%
	09/25/04	339,835,415.68	339,467,626.93	366,622.60	-	1,166.15	-	0.00%	0.00%	5.71%	-	-	-	0.00%	-	0.00%	-	0.00%
	10/25/04	440,467,024.90	434,470,231.62	513,765.09	4	5,468,862.80	-	1.24%	13.94%	5.76%	-	-	-	0.00%	-	0.00%	-	0.00%
	11/25/04	434,470,231.62	433,093,221.56	480,277.17	2	910,898.28	-	0.21%	2.49%	5.74%	-	-	-	0.00%	-	0.00%	-	0.00%
	12/25/04	598,006,705.82	594,894,243.81	725,110.77	4	2,389,462.06	-	0.40%	4.70%	5.73%	-	-	-	0.00%	-	0.00%	-	0.00%
	01/25/05	594,894,243.81	592,224,972.77	639,297.54	4	2,032,307.36	-	0.34%	4.03%	5.72%	-	-	-	0.00%	-	0.00%	-	0.00%
	02/25/05	593,139,411.65	587,832,079.07	636,113.17	4	3,758,654.87	-	0.63%	7.35%	5.73%	-	-	-	0.00%	-	0.00%	-	0.00%
	03/25/05	588,107,987.64	581,255,600.62	884,279.92	8	5,692,199	-	0.97%	11.03%	5.76%	-	-	-	0.00%	-	0.00%	-	0.00%


IMPAC

IMPAC Multifamily Capital Corporation

UNDERWRITING GUIDELINES

UNDERWRITING GUIDELINES

TABLE OF CONTENTS

SECTION II- BORROWER(S)

SECTION III- LOAN PARAMETERS

OVERVIEW

IMPAC Multifamily Capital Corporation ("IMCC"), focuses exclusively on small apartment properties - where the loan amount generally does not exceed $5,000,000. The program is designed for uncomplicated loan activity on existing property where repayment is to be supported by cash flow from ongoing normal rental operations and where the expected productive physical life of the property and its systems will sustain tenancy occupancy over the term of the loan with normal management and maintenance.

The program is not designed for properties requiring significant rehabilitation, renovation, repair, or reconstruction. Neither is the program established (under published extended amortization terms and maximum loan to value ratios) to finance property exhibiting high risk attributes including:

- Buildings that have significant portions of their exterior, structure, electro-mechanical systems and functional serviceability that are near the end of their physical lives;
- Buildings converted from original use;
- Buildings with extensive code violations; and
- Properties where there is an expectancy or requirement for ongoing intensive management related to operations exhibiting or including;

- High vacancy projections,
- Abnormal turnover,
- Transient tenancy characteristics (quite often related to the composition or design of the building),
- Buildings with extraordinary expectance of repairs due to advanced age or use and abuse,
- Properties that exhibit operational risk requiring an extensive level of management and expertise, and
- Properties that represent non-traditional housing.

Where properties have been submitted for consideration that IMCC's Underwriting believe do not fit the spirit or intent of our program, these will only be considered as exceptions and run the risk of being rejected as an unacceptable fit with the program. At IMCC's option, risk mitigating alternatives of lower loan-to-value ratios, reduced amortization terms, and/or mandatory impounds for repair and replacement may be offered as the result of the underwriting process.

It is our practice to generally underwrite cash-out refinance activity at slightly lower LTV ratios when compared to initial purchase transaction financing. However, regardless of the appraised value file documentation or our published general program guidelines, underwriting retains the prerogative in all cases to change or reduce the offered terms based on the considered attributes and merits of each file. Underwriting elements may include any or all of the following:

1. Original equity vs. appraised equity;
2. Original purchase price;
3. Date of purchase;
4. Reinvestment by the owner during the term of ownership;
5. History of revenue and expenses;
6. Cap Rates / GIM's vs. Debt Service Constants;
7. Current business plan / rent patterns;
8. Strength of borrower;
9. Collateral & component age, condition, deferred maintenance, past care practices;
10. Stability of tenancy, vacancy rates and turnover, collection loss exposure; and
11. Current NOI vs. Historical NOI (for example, a large increase in the current rent roll vs. the rents collected over the previous 12 months and/or a large decrease in forecasted expenses vs. current expenses) which may necessitate the requirement of compensating factors.

INTRODUCTION

The purpose of the Underwriting Guidelines is to set forth a general foundation from which all underwriting decisions will be made by IMCC.

SECTION I - PROPERTY

The principal factors for the property are the income-producing potential of the underlying collateral and the value of the underlying collateral.

SECTION II- BORROWER (S)

The principal factors for the borrower (s) is their ability and willingness to repay the loan in accordance with the agreed upon terms. Underwritten loans will reflect certain relevant terms such as credit history, real estate ownership and management experience, liquidity, level of income and related information.

SECTION III - LOAN PARAMETERS

The overall loan request is reviewed in order to insure it complies with the loan parameters of a particular loan program.

SECTION IV- APPRAISAL

The soundness of most originations will depend on the adequacy of the appraisal process. IMCC's appraisal program has been developed to fully comply with Title XI of the Financial Institutions Reform Recovery and Enforcement Act of 1989 (FIRREA). Further, IMCC has adopted as minimum standards the provisions of the Uniform Standards of Professional Appraisal Practice (USPAP).

These guidelines will be updated from time to time. Please check with IMCC to be sure you have the latest version.

SECTION I – PROPERTY

1.10 LOCATION OF PROPERTY

IMPAC Multifamily Capital Corporation ("IMCC") originates loans in locations within market areas as approved by IMCC's Management. Questions regarding a property's location, when determining eligibility, may be directed to IMCC's Underwriting Department.

1.20 APPROVED STATES

IMCC will consider making loans in the following states:

Alabama	Iowa	North Carolina
Alaska	Kansas	North Dakota
Arizona	Kentucky	Ohio
California	Maryland	Oregon
Colorado	Massachusetts	Pennsylvania
Connecticut	Michigan	South Carolina
District of Columbia	Minnesota	South Dakota
Delaware	Missouri	Tennessee
Florida	Nevada	Texas
Georgia	New Hampshire	Utah
Idaho	New Jersey*	Virginia
Illinois	New Mexico	Washington
Indiana	New York*	Wisconsin

(*7 or more units)

IMCC will generally consider growth markets with an SMSA of 25,000 or more in population.

1.30 ELIGIBLE PROPERTY TYPES

IMCC offers first lien adjustable rate and hybrid mortgages for apartment properties having 5 or more total residential units (7 units for NY and NJ).

In addition, the other following characteristics should be applicable:

A. Property shall generally be at least 90% occupied with consistent and predictable cash flows from tenant rentals;

B. Property shall generate enough gross income to support the proposed mortgage debt service, operating expenses, reserves,and a sufficient return on investment to Borrower(s);

C. Property shall be in "Average" or better condition as determined by the property inspection and/or appraisal, without excessive deferred maintenance, and without building code violations or health and safety issues;

D. Property shall conform to the zoning of the site. Legal non-conforming properties are acceptable in California due to California Government Code section 65852.25, unless it is located in an "industrial zone" (Cal. Gov. Code 65852.25 (f)). Industrial zoned California properties or legal non-conforming properties in other states may be acceptable provided a Building Ordinance Endorsement (See 1.82 Building Ordinance Endorsement) is included in the overall insurance coverage, as required by IMCC;

E. Property shall be configured in the same manner as it was originally built.

F. Proposed loans that collateralize multiple apartment buildings should have the buildings contiguous and adjacent to each other. Buildings that are operated as one apartment project but separated by an alley or a street are acceptable.

1.40 INELIGIBLE PROPERTY TYPES

IMCC does not consider mortgages on the following property types:

A. Properties with less than 5 units.

B. Properties containing single room occupancy (SRO) or transient occupancy.

C. Properties that are in need of significant rehabilitation for deferred maintenance.

D. Properties where tenants are "doubling-up" (i.e. the units have more occupants then intended for the unit, which is generally more than two occupants per bedroom).

E. Properties that are being presented as "split-up" and in fact cannot be "split-up" because of elements essential to the entire property such as ingress and egress, parking, and common area facilities such as swimming pools and clubhouses.

PROPERTY CONSIDERED ON A CASE-BY-CASE BASIS (not noted as exception)

A. Properties that do not have public-provided water and sewer (e.g. a private well and/or private septic or sewage treatment system) must provide an acceptable septic/well certification.

B. Properties containing restricted tenancies greater than 25% of the total units.

C. Properties where more than 25% of the units receive rent subsidies.

D. Master metered properties.

E. Properties where more than 10% of the units are currently vacant.

F. Condominiums or Planned Unit Developments (PUD) where the borrower controls the Homeowner's Association and owns 100% of the units contained in the separate structure(s) defined as the collateral property even though the structure(s) may be only a portion of the condominium association or PUD.

G. Properties with seasonal occupancy where the market area does support year-around occupancy and/or year-around employment.

H. Properties with a studio/efficiency (i.e. units not containing any bedrooms) unit mix will be considered on a case-by-case basis. Studio/efficiency units must have a full kitchen and a full bathroom. Studio/efficiency units generally should not constitute more than 25% of the total unit mix of the Property.

I. Properties that have been converted from its first intended usage, e.g., a single-family residence, which has been converted into an apartment dwelling.

J. Properties with a non-residential component may be considered on a case-by-case basis.

1.50 PROPERTY CONDITION ASSESSMENT

Property inspections are always required on loans greater than or equal to $3,000,000 and a site visit must also be conducted by an IMCC employee prior to funding.

For all loans less than $3,000,000, IMCC will require that a Property Inspection Report be performed on all properties except for those located within the following five counties of Southern California (San Diego, Orange, Los Angeles, Riverside and San Bernardino) under the following circumstances:

A. Property is less than 50 years old;

B. Refinance transactions when the cash-out is less than $100,000; and,

C. The appraiser or underwriter does not recommend a Property Inspection Report.

This report will help IMCC to determine the general condition of the property and if there is need for a repair letter and/or monetary holdback.

Property inspection reports are subject to review and/or modification by IMCC's Underwriting department.

1.60 REPAIRS

IMCC may require property repairs pre-funding or post funding. Any potential health and/or safety issues must be corrected prior to any loan funding.

1.61 Repair Holdbacks

A portion of the loan proceeds may be necessary to fund items such as deferred maintenance repairs or capital replacement items. The holdback amount will generally be 125% of IMCC's estimated cost of the work and the work must generally be completed within 90 days of loan closing. The funds will be released after an appropriate inspection by IMCC. Whether or not to establish a holdback and outlining the confirmation process that is required to release the funds will be established on a case-by-case basis.

IMCC's Post-Closing department will follow-up on all Repair Holdback Agreements. Failure to complete the repairs may result in an event of default.

Health and Safety repairs must be resolved prior to closing any new loan. Holdbacks will not be allowed for Health and Safety repairs.

1.62 Seller Contributions For Repairs

Seller contributions credited to the buyer at closing for bona fide repairs will not be a reduction of the purchase price and/or appraised value if the funds are escrowed as a Repair Holdback Agreement. Funds not controlled by a Repair Holdback Agreement will be a direct reduction from the purchase price (See 2.22 Excessive Contributions).

1.70 ENVIRONMENTAL HAZARD GUIDELINES

IMCC is concerned that some environmental hazards may cause varying degrees of undue risk to the property owner, the lender and tenants.

1.71 Common Environmental Hazards

The following is a brief description of some of the more common environmental hazards that may affect lending and are provided to identify the hazards of which to be aware of during the loan origination process:

A. Asbestos Containing Material (ACM)

Insulation material frequently used in older buildings as pipe wrap, boiler insulation, floor tile and ceiling coating. ACM may be present in two different stages:

1. Friable Asbestos - A stage where asbestos or ACMs have or will (in the near future) become airborne due to deterioration and thus can easily be absorbed into the environment.

2. Non-Friable Asbestos – A stage where asbestos or ACMs have not deteriorated or become airborne. Friable asbestos that has been encapsulated falls into this category.

B. Lead-Based Paint

Exposure to lead-based paint is known to contribute to many health problems. Federal Law requires Lead-based Paint Disclosures on all buildings constructed prior to 1978;

C. Surface Contamination

Surface contamination can be generated from prior site use or off-site source. The most common examples of such a hazard include an electrical substation or an above ground storage tank(s);

D. Subsurface Contamination

Subsurface contamination can be generated from prior site use or off-site source. The most common example of such a hazard is an underground storage tank(s) which can cause soil and ground-water contamination;

E. Soil Subsidence

Caused by erosion or settlement;

F. Radon

An invisible, odorless, radioactive gas produced by the decay of uranium in rock and soil;

G. Mold

Mold produces tiny spores to reproduce. Mold spores float through air continuously. When a mold spore lands on a damp indoor area, it may begin growing and digesting whatever they are growing on in order to survive. There are molds that can grow on wood, paper, carpet, and foods. When excessive moisture or water accumulates indoors, mold growth will often occur, particularly if the moisture problem remains undiscovered or un-addressed;

H. Exposure to Flooding

Properties that are located in or encroached upon by flood plains are flood hazards and are covered under National Flood programs. If the property is located in a Zone A or V Flood Hazard Area, as defined by an IMCC approved third party report, flood insurance is required to close the loan;

I. Earthquake

IMCC will generally rely on the Appraiser's and/or Property Inspector's professional opinion as to the structural construction type.

IMCC will generally lend, *without* earthquake insurance (See 1.84 Earthquake Insurance), on buildings whose structural construction type is that of wood frame. The wood frame may be "faced" with stucco, aluminum, vinyl, face brick, etc.

If it is determined that earthquake insurance is a requirement of the loan, the borrower will have the option of paying for a PML (Probable Maximum Loss) Assessment. The PML Assessment Consultant will be an approved vendor of IMCC and will only be engaged by IMCC following receipt of the appropriate fee from the borrower.

California properties constructed from un-reinforced brick and over two-stories tall will require PML Assessment.

Following receipt and review of the report by IMCC, if it is determined that the probable maximum loss (based on a 475 year event) is greater than 25.00%, earthquake insurance will be required.

Regardless of the seismic zone determination, if the property exhibits structural damage, IMCC reserves the right to require an engineering assessment (which may or may not include a PML) from an IMCC approved structural engineer, at the borrower's expense.

If the property is located in an Alquist-Priolo zone (Earthquake Fault Zone), a PML will be required.

Environmental hazards take many forms and are not limited only to the hazards summarized here.

In general, existing elements that usually bring on the need for a professional environmentalist, include but are not limited to, items A-G of the aforementioned list.

1.72 Collateral Information Questionnaire

A Collateral Questionnaire is required to be completed by the seller or owner and acknowledged by the borrower on each loan request. The questionnaire questions are posed in a “yes/no” format requiring explanations where indicated. IMCC believes this is most appropriate as an initial “screening” of a property for potential hazardous conditions.

If the property was built in 1978 or earlier, an Operations and Maintenance Plan (“O&M”) will be required for Lead Based Paint, Asbestos Containing Material and Mold.

1.73 Environmental Database Research Report

Environmental Database Research Reports are performed to identify “recognized environmental conditions” at a property. Recognized environmental conditions are defined as “the presence or likely presence of any hazardous substances or petroleum products on a property in conditions that indicate a historic, current, or potential release into the structures, ground, or water at the property.” This definition has been established by the American Society of Testing and Materials (“ASTM”), an organization that also has established the industry standard for performance of Environmental Site Assessments (“ESA”).

1.74 Use Of An Approved Environmental Assessment Firm

IMCC requires that any and all environmental studies to be performed by an IMCC approved firm. IMCC will internally maintain a list of approved firms.

1.75 Reviewing the Environmental Database Research Report

Upon receipt of a completed report and the subsequent review by IMCC, Underwriting or the Appraisal Department may require one of the following:

A. Further assessment testing, i.e., a Limited Scope Phase I and/or a full Phase I, with subsequent review(s). A Phase I includes historical research to establish the site's land use/ownership; a site walkover to evaluate current environmental features and conditions of the site; and a government records review to identify environmental issues presented by the site or adjacent properties; or

B. No further action.

1.76 Criteria For Loan Denial

There are circumstances where the discovery of an environmental hazard may result in declination of the loan. Some reasons for declining loans based on environmental factors are:

A. The structure is built over a sanitary landfill or other solid, hazardous or municipal waste disposal site;

B. There are ACMs which cannot be readily encapsulated (enclosed and isolated) or removed;

C. There is evidence of spills or soil or ground water contamination on or around the subject property;

D. Contamination of nearby property is not being neutralized or removed;

E. A documented hazard cannot be remedied/abated ("cleaned up") or otherwise resolved; and/or

F. The property is the subject of governmental administrative action or litigation.

1.80 INSURANCE REQUIREMENTS

1.81 Required Coverage

The following insurance coverages are required for all properties in which IMCC has a secured interest, and must be in effect no later than the date of closing:

A. Fire & Extended Coverage

The amount of coverage required is equal to the insurable value of the building improvements (from the appraisal) or the loan amount, whichever is less;

B. Comprehensive Liability Coverage

Minimum amount $1,000,000 per occurrence with $2,000,000 aggregate ($3,000,000 aggregate if building is elevatored);

C. Maximum Deductible

The maximum deductible must not exceed $2,500 on loan balances up to $1,000,000 or $5,000 on loan balances $1,000,000 and over;

D. Loss of Rent Coverage

The minimum amount of coverage is equal to 100% of gross annual rent for a period of time equal to 12 months.

E. Acceptable Insurance Companies

The insurance carrier should be licensed to do business in the state where the property is located. IMCC will have the right to approve or, for reasonable cause, disapprove the carrier selected to underwrite insurance. The policy evidencing coverage must be underwritten by a carrier having a general policy holder's rating of "B+" or better in the latest A. M. Best's Insurance Guide.

Typically these coverage's are provided as part of single 'package form' policy such as the "Business Owners Policy" (BOP), which includes coverage for numerous risks associated with apartment building ownership. In addition, the following coverage's may be required depending upon the individual property and/or geographical characteristics:

1.82 Building Ordinance Endorsement

Not applicable in California due to California Government Code section 65852.25, unless located in an industrial zone.

For all other states, on a case-by-case basis, this coverage must be carried on all properties that do not conform to existing zoning/building regulations. Also known as an "Operation of Building Law" endorsement, this coverage provides protection against inadequate reimbursement resulting from a casualty loss that would not permit the building to be restored to its prior use and/or unit capacity. The minimum amount of coverage shall be the lesser of the amount contained in the IMCC loan approval letter, or the maximum amount available for the endorsement.

1.83 Flood Insurance

For properties located within a Zone A or V flood plan, flood insurance will be required for the life of the loan. The minimum amount of coverage shall be the lesser of the amount contained in the commitment letter, or the maximum amount available.

1.84 Earthquake Insurance

Please refer to Section 1.71 Common Environmental Hazards.

If it is determined that earthquake insurance is required, IMCC will require that the insurance company issuing the earthquake insurance coverage be at least a "B+" rated company by AM Best. The earthquake insurance coverage amount shall be equal to or greater than the loan amount less the deductible. The maximum deductible allowed shall be 10%.

SECTION II- BORROWER(S)

2.00 ELIGIBLE BORROWER(S)/GUARANTOR(S)

It is the policy of IMCC to consider each loan application regardless of the race, color, religion, national origin, sex, marital status or age of the applicant (provided the applicant has the capacity to enter into a binding contract). Each application will be processed in compliance with all applicable federal, state and local laws and regulations (e.g. the Fair Housing Act and the Equal Credit Opportunity Act).

2.01 Borrower's Age

In accordance with the laws of the state in which the subject property is located, the Borrower(s)/Guarantor(s) must be at least of such age that the loan documents can be legally enforced. IMCC has no maximum age limitations.

2.02 Citizen, Resident & Immigration Status

IMCC will consider mortgages for citizens of the United States of America and for aliens who are lawful permanent residents of the United States of America under the same requirements applied to U.S. citizens. Evidence of permanent residency issued by the Immigration and Naturalization Service (INS) is required.

Types of permanent residency evidence are as follows:

A. Non-expired Permanent Resident Card (USCIS 1-551 [Green Card]);

B. Conditional Permanent Resident Card with expiration date, including a copy of a filed INS Form 1-751. A passport that has not expired and contains an un-expired stamp that shows processed for 1-551 is acceptable.

2.03 Co-Borrower(s), Guarantors, Co-Signers and Non-Purchasing Spouses

IMCC will consider Co-Borrower(s) as long as they can provide a credit application, execute the appropriate loan documents, and will have a title interest in the property. Co-Signers, not having any ownership interest in the borrowing entity, are not permitted. A non-purchasing spouse may be required to execute the mortgage instrument, for the purpose of waiving homestead rights, dependent on the applicable laws of the state in which the property is located.

Signatures by Power-of-Attorneys are generally not permitted.

2.04 Corporations

All Borrower(s)/Guarantor(s) must submit a complete credit package for underwriting. Guarantor(s) must own a minimum of 51% of the borrowing entity. All Guarantor(s) must be individuals. IMCC may permit layered title entities and may require IMCC's attorney's review at borrower's expense.

2.05 Limited Liability Companies (LLCs)

The Borrower, all Managing Members and members with 25% interest or greater must provide credit packages for underwriting and provide a personal guarantee. IMCC may permit layered title entities and may require IMCC's attorney's review at borrower's expense.

2.06 Partnerships

All Borrower(s)/ Guarantor(s) must submit a complete credit package for underwriting. All general partners and all limited partners with a 25% interest or greater must be Guarantor(s). All Guarantor(s) must personally guaranty the note. A corporation may be the general partner under the following conditions: a) Only one corporation may be a general partner, and the corporation must be the sole general partner; b) Guarantor(s) must own 100% of the said corporation; and c) the partnership may require a satisfactory legal review by IMCC at borrower's expense.

In instances where title to the property will be held in a Limited Partnership, the following cash down payment and ownership requirements will apply:

Purchases: The general partner(s) must be Guarantor(s) and collectively contribute minimum cash down payment equal to 10% of the purchase price;

Refinances The general partner(s) must be Guarantor(s) and collectively have at least a 10% ownership in the partnership.

2.07 Trusts

A Living Trust is a trust (revocable or irrevocable) which is in effect during the life of the guarantor(s). Lender shall require a satisfactory legal review of the trust agreement by Lender's legal counsel, at borrower's expense.

The Trustee(s), which are the individuals who currently own the assets of the trust, shall be required to be the guarantor(s).

2.08 Property Management Experience/Management Letters

IMCC recognizes that an apartment building that contains 5-11 units is typical of the "starter" market for the beginning real estate investor. Thus, 5-11 unit properties will not need management letters to be supplied, since it is assumed that these properties will be owner-managed by "starters" as well as experienced owners.

For properties, 12 units and larger, three years management experience of similar properties (5-units and above) is normally required. IMCC may deny the loan request based on insufficient management experience (generally, where the Borrower has not demonstrated the necessary ability to manage investment real estate within the past 3 years). If the loan is granted upon other extenuating reasons, a management letter may be required, plus satisfactory review of a management agreement and qualifications of the manager.

IMCC may require the review of a management agreement for a one-year minimum term and qualifications of the Manager for all properties located outside of the Borrower's geographical location.

2.09 Multiple Mortgages to the Same Borrower

The account relationship between a Borrower and all IMCC entities cannot exceed $20,000,000. Exceptions may be considered at the discretion of IMCC's Management.

2.10 **DOWN PAYMENT / RESERVE REQUIREMENTS**

IMCC generally requires a minimum down payment of 20% for the purchase of an Apartment property. This amount may be reduced to 15% when a seller's second mortgage is involved. An increase in the start rate/floor and margin will typically be required when a second trust deed is allowed.

The funds for down payment shall generally come from a Borrower(s) / Guarantor(s) assets.

2.11 Qualifying Assets

IMCC recognizes the following assets, with limitations, as acceptable forms of down payment:

A. Borrower(s)/Entity(s)/Guarantor(s) personal savings. Satisfactory documentation includes Verification of Deposit (FNMA 1006) or the most recent two continuous months of bank/brokerage statements;

B. Borrower(s)/Entity(s)/Guarantor(s) equity positions in stock or bond account(s);

C. Distribution(s) from Borrower(s)/Entity(s)/Guarantor(s) annuity and/or trust fund;

D. Borrower(s)/Entity(s)/Guarantor(s) may borrow from a lender against the equity in their principal residence or other real property under a verifiable line of credit or other financing instrument, which is considered "arms-length" and use the proceeds as down payment;

E. Borrower(s)/Entity(s)/Guarantor(s) equity from a Starker 1031 Deferred Exchange or Like-Kind Exchange; and/or

F. (Purchases Only) Borrower(s)Guarantor(s) (who are licensed real estate agents/brokers) anticipated real estate commission(s) derived from the purchase transaction. The total commission shall not exceed 3% based on the lesser of the purchase price or appraised value (as determined by IMCC).

2.12 Post-Closing Liquidity Requirement

Generally IMCC requires the Borrower(s) have a minimum of three months principal and interest in cash-available reserves following the closing. Borrower(s)/Guarantor(s) are to provide two current consecutive months bank/brokerage statements or Verification of Deposit to verify liquidity. Under certain circumstances, IMCC Underwriter may increase the liquidity requirement to six months principal and interest.

2.13 Net Worth Requirement

IMCC generally requires that the Borrower(s)/Guarantor(s) have a combined net worth equal to or greater than the loan amount.

2.14 Impounds

IMCC generally requires that an impound account be established at the time of closing for the payment of real estate taxes, hazard insurance, flood insurance (if applicable), earthquake insurance (if applicable), etc. Insurance impounds will be waived if the Borrower(s) have a blanket policy insuring several properties. Other exceptions will be considered on a case-by-case basis only.

2.20 **PAYMENT OF SETTLEMENT COSTS**

There are settlement costs the Borrower(s) must prepay. These are:

A. Interest charges covering a period after the settlement date through the end of the month in which the loan closes ("per diem" interest or "interim" interest);

B. Real estate tax impound account(s), as allowed by law, depending upon the county and state of the subject property. The amount will be determined by IMCC;

C. Hazard insurance premium for up to one year.

There may be other costs paid by the seller or purchaser. If costs that are normally paid by purchasers are paid by the seller or by any other interested parties such as the real estate agent or their affiliates, IMCC will consider them contributions. As such, a downward adjustment to the property's purchase price will be made by IMCC's Underwriting Department, which may in turn affect the loan amount.

2.21 Contributions by Non-Participants

IMCC does not consider contributions made by a non-participant to the purchase transaction, except when a family member of the Borrower(s) is making the contribution and only on a case-by-case basis.

2.22 Excessive Contributions

A downward adjustment must be made to the property's effective purchase price to reflect the amount of any contributions that exceed the maximum allowed. The maximum loan amount must be calculated on the lesser of the reduced purchase price or appraisal value.
(Also, See 1.62 Seller Contributions For Repairs).

2.30 FINANCIAL ANALYSIS

The underwriter considers all aspects of a Borrower's creditworthiness before a loan can be approved or declined. Sufficient information must be obtained, including:

A. Income history from last two years Individual Federal Tax Returns, including all schedules, signed by Borrower(s) as well as a copy of any filing extensions where the returns are in an IRS approved extension period;

B. Present employment with earnings;

C. Bank account balances;

D. Stock ownership;

E. Credit history and rating.

F. Assets, Liabilities, and Net Worth

For loans underwritten under limited documentation loan programs the above requirements may be waived, however, underwriters retain the discretion to request any information where a need is determined.

2.40 EMPLOYMENT STABILITY

Stable income should be established from Borrower's employment or from other sources. Two years of employment should normally be verified unless the loan program requirements limit such documentation.

2.41 Current Salary and Wage Income

A Verification of Employment (FNMA 1005) is provided to verify their salary and wage income unless the loan program requirements limit such documentation.

In lieu of a verification of employment, two current pay stubs will suffice.

2.42 Other Income

Other income can come from different sources and be considered as qualifying income as long as it is properly documented. They are as follows:

A. Rental Income From the Subject Property

The underwriter will calculate a net rental income from the subject property based on the underwriter's estimate of cash flow after debt service.

B. Rental Income From Other Property

As evidence of rental income, from other property owned by the Borrower(s)/Guarantor(s), IMCC will require signed copies of the Borrower(s)/Guarantor(s) past two years tax returns, including Schedule E-Supplemental Income and copies of any filing extensions. In order to determine the income, the underwriter will use net income before depreciation as shown on Schedule E.

2.43 Unacceptable Income

The following types of income or compensation are unacceptable for the purpose of determining income:

A. Any source of income that cannot be verified by the lender unless loan program requirements limit such documentation; and,

B. Income gained from illegal activity.

2.50 SELF-EMPLOYMENT

IMCC will consider any individual with a 25% or greater ownership interest in a business to be self-employed as well as a partnership where a Borrower(s)/Guarantor(s) is a general or major limited partner.

2.51 Required Documentation for all Self-Employment

IMCC will require the following documentation for all self-employed borrower(s) unless loan program requirements limit such documentation:

A. Signed and dated individual federal income tax returns with all schedules and attachments for the last two (2) years and copy of any filing extensions where the returns are in an IRS approved extension period;

B. Signed and dated federal business income tax returns with all schedules and attachments for the last two (2) years. This shall be Form 1120 for a corporation, 1120S for an S corporation, and 1065 and K1 for a partnership and/or LLC. A balance sheet for the previous two years, if the business is a sole proprietorship;

C. A year-to-date profit and loss statement from all business types is required if 120 days has elapsed since the date the last fiscal filing period ended.

2.60 LIABILITIES

The Borrower's liabilities include all installment loans, revolving charge accounts, real estate loans, stock pledges, alimony, child support, and all other debts of a continuing nature. The total monthly obligations are the sum of the monthly housing expense, payments on installment and revolving debt that extends beyond six months, mortgage payments on any non-income producing real estate, alimony, child support, or separate maintenance payments.

Debts that do not have payments for the next 24 months from the time of application, i.e., deferred student loans and single payment notes, may not be considered as a monthly obligation.

Debts in which the Borrower(s) is a Co-signer may not always require that the full payment be considered as long as there is evidence to support that payments have been made for 12 months by the primary signatory.

2.61 Credit Report and Lexis/Nexis Reports

IMCC will require a three bureau Credit Report on all Borrower(s)/Guarantor(s), including credit scores (See 2.64 Credit Scoring) from a minimum of three repositories. An adverse summary, if applicable, generated by the credit company, should be attached and completed by the Borrower(s)/Guarantor(s), following the guidelines set forth in Section 2.62 Reviewing the Credit Report (A).

For all loans over $2,000,000 or with a Borrower/Guarantor relationship over $5,000,000 a Lexis /Nexis report is required.

2.62 Reviewing the Credit Report

In order for IMCC to analyze the Borrower(s)/Guarantor(s) credit history, IMCC will obtain a Trimerge Credit Report as a back up to the report submitted by the loan broker. The following items will be studied during the review of the report:

A. Delinquent Payments

Provide explanation for delinquencies that are over 30 days past due subject to underwriter discretion for materiality. Generally, all accounts must be brought current before closing.

Additional documentation may be required to support the written explanation;

B. Payment History on Mortgages

All mortgages verified on the Credit Report shall be rated from the loan inception date. For mortgages not verified on the Credit Report, IMCC will generally require separate Verification of Mortgage(s) on a minimum of 50% (maximum of 10) of those properties; such verification(s) shall include payment history from the loan inception date. IMCC requires that on refinance transactions, all liens on the subject property must be reported either via the Credit Report and/or separate Verification of Mortgage(s);

C. Revolving Accounts

For balances that do not have a stated minimum required payment, the payment will be calculated by obtaining a current statement indicating the minimum monthly payment or the greater of 5% of the outstanding balance or $10 per month;

D. Judgments, Garnishments, or Tax Liens

All judgments, garnishments, or tax liens must be paid in full prior to closing. The Borrower(s)/Guarantor(s) must furnish a satisfactory letter of explanation and they must have re-established acceptable credit;

E. Bankruptcy

A bankruptcy must have been discharged fully within the last 5 years and the Borrower(s)/Guarantor(s) must have re-established good credit and demonstrated an ability to manage financial affairs. A written acceptable explanation for the bankruptcy will be required; and,

F. Previous Mortgage Foreclosure

IMCC will not approve a loan if the Borrower(s)/Guarantor(s) has been a defendant in mortgage foreclosure proceedings that was completed in the past 5 years. A foreclosure that is older than 5 years will be considered and a detailed and acceptable explanation will be required by IMCC.

2.63 Borrower(s)/Guarantor(s) Without Established Credit

IMCC will require the development of a credit history for the Borrower(s)/Guarantor(s) who normally do not use credit. Credit histories can be developed from rent verifications, verification of utility payments, and verification of personal property tax payments.

2.64 Credit Scoring

IMCC will require that the Credit Report contain three credit scores. Generally, the minimum acceptable credit score will be 640. Any borrower with a credit score less than 640 will only be considered with acceptable compensating factors. IMCC will use credit scores as a tool for judging credit and bankruptcy risk. IMCC will not, however, make a credit decision based solely on credit scores.

2.70 PERSONAL DEBT-TO-INCOME RATIOS

IMCC will generally calculate a personal debt-to-income ratio (PDR) on all Borrower(s)/Guarantor(s). The PDR is determined by dividing the Borrower(s)/Guarantor(s) annual obligation(s) by gross annual income. IMCC believes that the PDR is an important analytical tool in determining financial capacity to meet personal long-term and revolving expenses and debt service. IMCC generally requires that each PDR not exceed 45%. When there is more than one Borrower/Guarantor, IMCC will allow this threshold to be exceeded, provided the overall combined PDR, from all Borrower(s)/Guarantor(s), does not exceed 45%.

2.71 Exceptions to Personal Debt-to-Income Ratios

When the Loan-to-Value (LTV) (See 3.20 Loan Parameters) ratio is 60% or less and the middle credit score average (See 2.64 Credit Scoring) for each and every Borrower(s)/Guarantor(s) is 680 or greater, IMCC will eliminate the PDR calculation from the underwriting process.

A PDR calculation is not required if the loan amount is $500,000 or greater; the average middle credit score is 720 or greater with a floor of 680 for any one borrower/guarantor; and the DCR (based on the underwriter's calculation) is 1.25 or greater. The underwriter, however, will have the discretion to underwrite with a PDR if in their opinion it should be required.

Personal Debt-to-Income ratios are not required for loan programs that specifically exclude this analysis.

2.80 GUARANTY

IMCC will require full repayment guarantees from the Borrower(s) of the loan. Exceptions may be considered at LTV's 60% and below.

SECTION III - LOAN PARAMETERS

3.00 ELIGIBLE MORTGAGES

IMCC originates only first mortgages to purchase or refinance real estate as described below:

3.01 Purchases

A purchase money mortgage is a mortgage in which the proceeds of the loan are used to finance the purchase of the property.

3.02 Refinances

Acceptable refinance transactions are defined as:

A. a mortgage in which the proceeds are used to pay off an existing mortgage lien (including interest, prepayment penalties, and any other fee(s) necessary to pay off the mortgage) on the subject property; or

B. a mortgage on a property when there is currently no mortgage lien on the property, provided the Borrower(s)/Guarantor(s) is currently in title; or

C. a mortgage used to pay off an interim construction loan. The cost basis is established through the summation of the cost of the land and the all-in costs of construction (hard and soft costs).

Acceptable refinance transactions fall into the following two categories: "No cash-out" refinances and "Cash-out" refinances.

3.03 "No Cash-out" Refinance

To qualify as a "No Cash-out Refinance", the proceeds must be used to pay off a first mortgage, any subordinate purchase money financing and all closing costs associated with the refinance transaction. Proceeds of the loan must be $10,000 or less. Closing costs will be estimated at 2% of the loan amount.

3.04 "Cash-out" Refinances

The proceeds are used to pay off any existing liens on the subject property, all closing costs, and any additional cash in excess of $10,000 that the borrower(s) request. This also applies when there is currently no existing lien on the property. Refer to IMCC's loan-to-value guidelines (See 3.22 Refinances) for maximum ratios.

3.05 Minimum / Maximum Mortgage Amount Limits

The IMCC Wholesale Apartment Loan Pricing Matrix and Program Highlights will govern the minimum mortgage amount limits. The maximum loan amount is $3,000,000. (Exceptions my be considered on a case-by-case basis.)

3.10 **PROPERTY ANALYSIS**

The collateral is an integral part of the overall transaction. The remaining economic life of the property is an important factor in determining if the cash flow will continue. The property's ability to generate sufficient future cash flow, as determined by underwriting, to support the loan request will be analyzed.

3.11 Remaining Economic Life / Amortization Periods

IMCC recognizes that each individual property has certain characteristics that may or may not contribute to its future cash flow capacity. The appraiser's development of the remaining economic life (REL) will be analyzed. IMCC will generally require an economic life expectancy that equals or exceeds the loan maturity and the amortization term.

3.12 Debt Coverage Ratio (DCR) & Combined Debt Coverage Ratio (CDCR)

For purposes of underwriting, IMCC defines DCR as the ratio of net operating income (NOI) to annual debt service (ADS) (Monthly principal and interest payments X 12), as determined by underwriting. For example, if NOI is $15,000 and ADS is $12,000, the resultant DCR is 1.20:1. CDCR takes into consideration a seller's second mortgage (on purchases).

For specific loan programs and for purchases only, IMCC will utilize market rents for determining Gross Potential Rent in determining NOI. If market rents are utilized, the property must have a 1.0 DCR or better using existing in-place rents.

DCR's may be calculated at a rate higher than the fully indexed or start rate. Using a higher interest rate for underwriting purposes allows for possible rapid increase in interest rates resulting in lower cash flow to service the loan. Interest Only loan programs still require underwriting on an amortizing basis for calculation of DCR. Please refer to the most current rate sheet for current rate qualification levels.

3.13 Purchases

The minimum DCR is 1.15:1

3.14 Refinances

The minimum DCR required is 1.20:1 (per program guidelines)

3.15 Current Cash-Flow Analysis

At the time of application, IMCC requires the submission of a complete current rent roll for the subject property. The appraiser (See IMCC's Appraisal Guidelines) will be provided with a copy of this document. The appraiser will verify the information. IMCC will require that the rent roll be certified prior to closing.

3.16 Historical Cash-Flow Analysis

IMCC generally requires the submission of two years historical income and expense information along with IMCC's Capital Expenditure Worksheet on the property in question. However, IMCC recognizes two years of historical financial results may not always be available at which time a trailing twelve-month income and expense statement will be required. The appraisal will be the primary source of income and expense levels. The analysis of the historical information is necessary to determine the sustainable level of net operating income. In addition to historical income and expenses, IMCC may require copies of signed leases and increase letters signed by the tenant. In the event lease copies are not available, properly executed estoppels may be acceptable. Vacant units will be assigned current market rents to determine the property's gross potential base rent.

3.17 Property Taxes

A. Transactions in California

1. Sales Transactions– Tax expense based on Current Purchase Price times the applicable tax rate plus special assessments.

2. Refinance Transactions – If the loan amount is less than the original purchase price, the property taxes will be based on the current tax bill. If the requested loan amount exceeds the original purchase price, the property tax amount used for underwriting purposes will be based on the higher of new loan amount times the tax rate plus special assessments or current property taxes.

B. Transactions in states other than California - Real estate taxes generally will be calculated based on the methodologies used by the taxing authorities in the jurisdiction where the property is located. The methodologies will be derived from IMCC investigation and information provided by the appraiser for assessed value derivation and tax rate. These methodologies include the periods of reassessment. Where the assessed value is higher than the loan amount, the tax expense will generally be underwritten at the current year tax expense, escalated 3%. Where the assessed value is lower than the loan amount the tax expense will generally be underwritten at the loan amount times the tax rate and escalated 3%.

3.18 Equity Requirements on Refinance Transactions (Seasoning)

Properties owned for less than 12 months will be considered on a case-by-case basis.

On refinance transactions, if the property has been owned for at least 12 months but less than 24 months, the remaining cash investment after the refinance must generally be a minimum 10% of the cost of the property. The cost of the property shall include the original purchase price and verifiable property improvements subsequent to the purchase. IMCC will require a certified copy of the HUD-1 settlement statement for the purchase of the property. For properties owned longer than 24 months, there is not any specific percentage figure for cash investment; however, it is the responsibility of the Underwriter to indicate on the final approval the borrower's cash position in the transaction.

See example on following page.

Example:

Applicant requests a cash out refinance of a property purchased 18 months ago for $1,500,000. Assuming there were a total of $100,000 in verifiable improvements since acquisition, the minimum equity requirement would be as follows:

Purchase Price	$1,500,000
Improvements	100,000
Total	$1,600,000
Minimum Equity Req'd 10%	$ 160,000
Maximum Refinance Loan	$1,440,000*

(*Subject to LTV and DCR guidelines)

3.20 **LOAN-TO-VALUE RATIOS**

Loan-to-Value Ratio (LTV) is defined as the loan amount divided by the appraised value of the property. Combined Loan-to-Value Ratio (CLTV) is defined as the loan amount from IMCC and any other subordinate financing divided by the appraised value of the property.

The following maximum LTV and CLTV apply:

3.21 Purchases:

	LTV	CLTV
Cash to Loan	80.00%	--------
(1)	75.00%	85.00%

(1) Seller's subordinated second mortgage financing applicable

3.22 Refinances:

The maximum LTV ratios for refinance transactions (See definition under 3.02 Refinances) subject to 3.18 Equity Requirements for Refinance Transactions are generally as follows:

Max 75% LTV

Secondary financing is not generally allowed on any refinance transaction.

3.30 **SUBORDINATE FINANCING**

IMCC will originate purchase money first mortgages that are subject to seller subordinated financing provided the maximum LTV and CLTV (See 3.20 Loan-to-Value Ratios) as well as the minimum DCR and CDCR (See 3.12 Debt Coverage Ratio (DCR) & Combined Debt Coverage Ratio (CDCR)) are not exceeded. In addition, the lien shall be recorded and clearly subordinate to the IMCC mortgage lien. The Subordination Agreement must be found acceptable by IMCC's legal counsel.

3.31 Repayment Terms

Repayment terms for all subordinate financing must have regular payments to cover at least interest-only. If the debt to be subordinated has a balloon feature, the minimum balloon term must generally be 5 years from IMCC's closing date.

3.32 Ineligible Types of Subordinate Financing

The following types of subordinate financing are not acceptable:

A. Negative Amortization (condition created when loan payment is less than interest alone, resulting in the amount owing increasing);

B. Wraparound Mortgages (mortgages combining the indebtedness of the first mortgage with that of the subordinated mortgage);

C. Lacking provision for regular payments.